EXHIBIT 99.8

News release…

Date: 29 April 2005
Ref: PR421g

Results of voting at 2005 Annual General Meetings of Rio Tinto plc and Rio Tinto Limited

The Annual General Meetings of Rio Tinto plc and Rio Tinto Limited were held on 14 April 2005 and 29 April 2005 respectively. All resolutions were passed by poll. The results are as set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective Annual General Meetings, were subject to the joint electoral procedure and the aggregate of the joint polls were as follows:

	FOR	AGAINST

To elect Richard Goodmanson as a director	808,007,028	7,848,479

To elect Ashton Calvert as a director	810,455,094	5,378,565

To elect Vivienne Cox as a director	807,380,433	8,462,633

To re-elect Paul Skinner as a director	809,595,582	6,297,447

Approval of the remuneration report	744,042,401	41,517,266

Re-appointment of the auditors of Rio Tinto plc and auditors’ remuneration	805,684,789	3,972,062

Receipt of reports and financial statements	792,068,537	2,587,889

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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The following resolutions were passed at the Rio Tinto plc meeting held on 14th April 2005 and also at the Rio Tinto Limited meeting held on 29 April 2005. The results of the polls at the Rio Tinto plc meeting were as follows:

Off-market tender buy-backs and Tinto Holdings Australia Pty Limited matching buy-backs	652,075,722	600,903

Amendments to the articles of association of Rio Tinto plc and the constitution of Rio Tinto Ltd	651,508,247	1,030,236

Amendments to the Sharing Agreement	651,718,561	577,338

The following resolution was passed at the Rio Tinto Limited meeting held on 29 April 2005, the results of the poll were as follows:

	FOR	AGAINST

Renewal of share buy-back authorities	161,980,550	375,821

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com